UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            REGENCY AFFILIATES, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    758847107
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                                 (CUSIP Number)

                        Todd J. Emmerman, Esq.
                        c/o Kattan Muchin Zavis Rosenman
                        575 Madison Avenue
                        New York, New York 10022
                        (212) 940-8873
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 16, 2002
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758847107                    13D                          Page 2 of 11
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Royalty Holdings LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,750,000 Shares(1)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,750,000 Shares(1)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,750,000 Shares(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.31%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to shares of Common Stock issuable in respect of accrued and unpaid interest under the Convertible Note (as defined herein).

CUSIP No. 758847107                    13D                          Page 3 of 11
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Royalty Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,750,000 Shares(1) (comprised of shares owned by Royalty
                                          Holdings LLC)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,750,000 Shares(1) (comprised of shares owned by Royalty
    WITH                                  Holdings LLC)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,750,000 Shares(1) (comprised of shares owned by Royalty Holdings LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.31%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to shares of Common Stock issuable in respect of accrued and unpaid interest under the Convertible Note (as defined herein).

CUSIP No. 758847107                    13D                          Page 4 of 11
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Laurence S. Levy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,775,000 Shares(1) (comprised of 1,750,000 shares owned by
                                          Regency Holdings LLC and options to
                                          acquire 25,000 shares to be issued to
                                          Mr. Levy)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     1,775,000 Shares(1) (comprised of 1,750,000 shares owned by
                                          Regency Holdings LLC and options to
                                          acquire 25,000 shares to be issued to
                                          Mr. Levy)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,775,000 Shares(1) (comprised of 1,750,000 shares owned by Regency
                           Holdings LLC and options to acquire 25,000 shares to be issued to Mr. Levy)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      59.65%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to shares of Common Stock issuable in respect of accrued and unpaid interest under the Convertible Note (as defined herein).

CUSIP No. 758847107                    13D                          Page 5 of 11
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Neil N. Hasson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     25,000 Shares (comprised of options to acquire 25,000
                                    shares to be issued to Mr. Hasson)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            25,000 Shares (comprised of options to acquire 25,000
    WITH                            shares to be issued to Mr. Hasson)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,000 Shares (comprised of options to acquire 25,000 shares to be issued to Mr. Hasson)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.00%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Regency Affiliates, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 610 Jensen Beach Blvd., Jensen Beach, Florida 34957.

Item 2. Identity and Background

            (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Royalty Holdings LLC, a Delaware limited liability company ("Royalty LLC"), with respect to the shares owned by it, (ii) Royalty Management, Inc., a Delaware corporation ("Royalty Inc."), as the Manager of Royalty LLC, with respect to the shares owned by Royalty LLC, (iii) Laurence S. Levy, as the president, sole director and sole stockholder of Royalty Inc., with respect to the shares beneficially owned by Royalty LLC, and with respect to the shares owned by Mr. Levy individually and (iv) Neil N. Hasson, with respect to the shares beneficially owned by Mr. Hasson individually. Royalty LLC, Royalty Inc., Mr. Levy and Mr. Hasson are hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

            (b) The business address of each of the Reporting Persons is c/o Hyde Park Holdings, Inc., 595 Madison Avenue, 35th Floor, New York, New York 10022.

            (c) The principal business of Royalty LLC is investing in the Company. The principal business of Royalty Inc. is acting as Manager of Royalty LLC. Laurence S. Levy is principally in the business of investing in businesses and managing such investments. Neil N. Hasson is principally in the business of investing in businesses and managing such investments.

            (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Mr. Levy is a citizen of the United States. Mr. Hasson is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

            The shares beneficially owned by Royalty LLC (and in turn beneficially owned by Royalty Inc. and Mr. Levy) are shares issuable upon conversion of a $3,500,000 5% Convertible Promissory Note of the Company due October 16, 2012 purchased by Royalty LLC from the Company on October 16, 2002 (the "Convertible Note").

            Mr. Levy beneficially owns an additional 25,000 shares which are issuable upon exercise by Mr. Levy of stock options to purchase such shares for $1.35 per share to be issued to Mr. Levy in connection with his employment with the Company.

            Mr. Hasson beneficially owns 25,000 shares which are issuable upon exercise by Mr. Hasson of stock options to purchase such shares for $1.35 per share to be issued to Mr. Hasson in connection with his employment with the Company.

Item 4. Purpose of Transaction.

            Pursuant to a Note Purchase Agreement between Royalty LLC and the Company, dated October 16, 2002, on such date, Royalty LLC purchased (i) the Convertible Note and (ii) a $1,250,000 9% Promissory Note of the Company due October 16, 2007. In connection with such loans and certain transactions related thereto (together, the "Restructuring Transactions"), pursuant to an Employment Agreement, dated October 16, 2002, Mr. Levy became the President and Chief Executive Officer of the Company, and Mr. Hasson became Chief Financial Officer and Secretary of the Company. Also, effective October 28, 2002, persons designated by Royalty LLC, including Mr. Levy and Mr. Hasson, became members of, and comprised, the Company's Board of Directors. For more information regarding the Restructuring Transactions, see the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2002.

Item 5. Interest in Securities of the Issuer.

            (a) As of the close of business on October 25, 2002:

            (i) Royalty LLC is the beneficial owner of 1,750,000 shares of Common Stock (plus shares issuable in respect of accrued and unpaid interest under the Convertible Note), comprised of shares of Common Stock issuable to Royalty LLC upon conversion of the Convertible Note. Such shares constitute approximately 59.31% of the shares of Common Stock outstanding (assuming conversion of the Convertible Note);

            (ii) Royalty Inc. owns no shares of Common Stock. As the Manager of Royalty LLC Royalty Inc. may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rule, to be the beneficial owner of the 1,750,000 shares of Common Stock (plus shares issuable in respect of accrued and unpaid interest under the Convertible Note) that are beneficially owned by Royalty LLC. Such shares of Common Stock constitute approximately 59.31% of the shares of Common Stock outstanding (assuming conversion of the Convertible Note);

            (iii) As President, sole director and sole stockholder of Royalty Inc., which is the Manager of Royalty LLC, Mr. Levy may be deemed, under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 1,750,000 shares beneficially owned by

Royalty LLC (plus shares issuable in respect of accrued and unpaid interest under the Convertible Note). In addition, pursuant to an employment agreement with the Company, Mr. Levy is entitled to receive options to purchase an additional 25,000 shares of Common Stock. The foregoing shares of Common Stock that may be deemed to be beneficially owned by Mr. Levy, in the aggregate, constitute approximately 59.65% of the shares of Common Stock outstanding (assuming conversion of the Convertible Note and exercise of such options); and

            (iv) Pursuant to an employment agreement with the Company, Mr. Hasson is entitled to receive options to purchase 25,000 shares of Common Stock. Such shares of Common Stock constitute approximately 2.0% of the shares of Common Stock outstanding (assuming exercise of such options).

            (b) Royalty LLC has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it, which power is exercisable by Regency Inc. as Manager of Royalty LLC, which in turn is exercisable by Mr. Levy, as president, sole director and sole stockholder of Regency Inc.

            Mr. Levy has the sole power to vote and dispose of the 25,000 shares underlying stock options to be issued to Mr. Levy.

            Mr. Hasson has the sole power to vote and dispose of the 25,000 shares underlying the stock options to be issued to Mr. Hasson.

            (c) Reference is made to Item 3 above.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            Under both of the notes referred to in Item 4, interest payments not paid currently accrue without penalty or default. All unpaid interest and principal under the Convertible Note may be converted at any time at the option of Regency LLC into shares of Common Stock at a conversion rate of $2.00 per share. The notes are unsecured, but do contain covenants prohibiting the Company from incurring indebtedness ranking senior or pari passu with the indebtedness under the notes. The notes are prepayable at any time without premium or penalty and the 9% Promissory Note must be prepaid upon the receipt by the Company of sufficient proceeds from its investment in Security Land and Development Company Limited Partnership ("Security Land") after discharge of certain pre-existing indebtedness of the Company. In addition to customary default provisions under the notes, the notes would be in default if, within thirty days following the expiration or earlier termination of the current lease relating to the property held by Security Land, the current tenant under such lease has not renewed such lease or entered into a new lease for the property. A default under one note would also trigger a default under the other note.

            Under the employment agreements referred to in Item 4, each executive's employment commenced on October 16, 2002 and terminates upon the date on which the executive attains retirement age, provided that the executive may terminate his employment upon

30 days notice to the Company and he may be removed from office upon death or disability or for just cause. The employment agreement provides for a base salary of $150,000 for Mr. Levy and $50,000 for Mr. Hasson, a discretionary bonus, other customary benefits and options to purchase 25,000 shares of Common Stock for $1.35 per share.

            As a member of Royalty LLC, Mr. Levy has agreed with Waterbury Services Limited ("Waterbury"), also a member of Royalty LLC, that Waterbury's consent must be obtained before Royalty Inc., as Manager of Royalty LLC, can vote the shares of the Company owned by Royalty LLC in favor of certain transactions. The members of Royalty LLC have also agreed that the shares of the Company owned by Royalty LLC shall be voted by Royalty Inc., as Manager of Royalty LLC, consistent with the rights and obligations of the members of Royalty LLC.

Item 7. Material to be Filed as Exhibits.

            Exhibit 1:  Agreement Pursuant to Rule 13d-1(k)

            Exhibit 2: Note Purchase Agreement, dated October 16, 2002, between the Company and Royalty LLC (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2002)

            Exhibit 3: 5% Convertible Promissory Note of the Company (incorporated by reference to Exhibit 99.6 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2002)

            Exhibit 4: 9% Promissory Note of the Company (incorporated by reference to Exhibit 99.7 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2002)

            Exhibit 5: Employment Agreement, dated October 16, 2002, between Laurence S. Levy and the Company (incorporated by reference to Exhibit 99.11 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2002)

            Exhibit 6: Employment Agreement, dated October 16, 2002, between Neil N. Hasson and the Company (incorporated by reference to Exhibit 99.12 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2002)

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2002

                                        ROYALTY HOLDINGS LLC

                                        By: Royalty Management, Inc., Manager

                                        By: /s/ Laurence S. Levy
                                            ------------------------------------
                                        Name:  Laurence S. Levy
                                        Title: President


                                        ROYALTY MANAGEMENT, INC.

                                        By: /s/ Laurence S. Levy
                                            ------------------------------------
                                        Name:  Laurence S. Levy
                                        Title: President


                                            /s/ Laurence S. Levy
                                        ----------------------------------------
                                                Laurence S. Levy


                                            /s/ Neil N. Hasson
                                        ----------------------------------------
                                                Neil N. Hasson